UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date April 23, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

April 23, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES APPOINTMENT OF MEMBERS TO ITS BOARD OF DIRECTORS

Bancolombia S.A. (“Bancolombia”) announces that in the Extraordinary General Shareholders’ Meeting held today, April 23, 2025, the following members of the Board of Directors were appointed for the period April 2025 – March 2027, with the required majority:

Independent Directors:
•Maria Angélica Arbelaez Restrepo
•Luis Fernando Restrepo Echavarría
•Sandra Marta Guazzotti

Non-independent Directors:
•Ricardo Jaramillo Mejía
•Juan Esteba Toro Valencia

The newly appointed Directors will initiate the exercise of their roles as soon as they are sworn in before the Financial Superintendence of Colombia

As a result of these appointments, 60% of the members of the Board of Directors will continue to be independent members, 40% of the members will be women and 20% of the members will be foreigners.

The management of Bancolombia confirms that the necessary procedures and authorizations were completed to hold the General Shareholders' Meeting, and that the decisions adopted fall within the powers of the General Shareholders’ Meeting in accordance with applicable law and the Company's Bylaws.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
IR@bancolombia.com.co	IR@bancolombia.com.co

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